Exhibit 99.2

GOLDMINING INC.

(the "Company")

Annual General and Special Meeting May 15, 2025

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general and special meeting of the Company held on May 15, 2025 (the "Meeting") and the outcome of such votes.

Description of Matter	Votes For	Votes Against

1.   Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

a. Amir Adnani b. David Garofalo c. David Kong d. Gloria Ballesta e. Mario Bernardo Garnero f. Anna Tudela	34,839,937	2,854,677
	34,858,376	2,836,238
	34,830,097	2,864,516
	33,925,870	3,768,745
	34,043,166	3,651,447
	33,981,301	3,713,312

	Votes For	Votes Withheld
2. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.	60,617,388	6,192,018
	Votes For	Votes Against

3. The unallocated options issuable pursuant to the stock option plan of the Company as set forth in the Company’s management information circular, was ratified, affirmed and approved. The number of votes in favor of, and against, in respect of the approval and ratification of the unallocated options issuable was as follows (based on proxies voted at the meeting).	33,236,507	4,458,107

4. The Amended and Restated Restricted Share Plan of the Company, in the form substantially set forth in the Company’s management information circular, was ratified, affirmed and approved. The number of votes in favor of, and against, in respect of the approval of the Amended and Restated Restricted Share Plan were as follows (based on proxies voted at the meeting).	33,655,626	4,038,988

Date: May 15, 2025